investFeed


investFeed
Tesla Motor
246.84
2.11
3.38%
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The World's First Transparent & Monetized Stock Rating Social Network

www.investFeed.com

Contact Ron Chernesky about investment opportunities: 646.750.3115 ● ron@investfeed.com

investFeed is Social Investing. Monetized.

Social media is transforming the way the world invests. It's also allowing people to harness the wisdom of the crowd to make smarter investment decisions.

It's also worsening a problem for investors who are overloaded with information, but have no way to verify the credibility of the information they're getting.

Experienced traders, investors, financial contributors, and finance education companies spend considerable time studying the markets, but aren't properly incentivized to share honest opinions and quality analysis.

investFeed is a social investment network - that pays the content creator.

Problem

investFeed

CONTRIBUTOR

Traders	Investors	Analysts	Media	Firms	Gurus

- Need a platform to gain peer recognition
- Need incentive to share their market experience
- Hard to promote their own investment blogs due to content fragmentation
- Want to monetize their market insights

SUBSCRIBER

Investors	Jim Cramer Fans	HNWI	Finance Students	Retired	Soccer Moms

- Need an easy, credible, affordable solution to learn about the markets
- Want access to profitable and experienced investors
- Spend considerable time searching for top investments
- Cannot gauge the performance of contributors sharing market opinions
- Hard to become profitable without proper training and mentoring

Solution

CONTRIBUTOR

Traders | Investors | Analysts | Media | Firms | Gurus

- Open, turnkey platform built specifically for investors
- Subscriptions provide a financial incentive to share their insights
- Built-in virality tools simplify marketing effort
- Increased social influence amongst targeted audience
- Performance metrics add credibility to their contribution

CONSUMER

Investors | Jim Cramer Fans | HNWI | Finance Students | Retired | Soccer Moms

- Intuitive, transparent, low-cost solution to learn directly from the pros
- Engage and network with top-performing investors
- Get instant market sentiment on any stock
- Duplicate the trades of select investors in real-time
- Verify if shared opinions are credible or not

How it works

Invest socially and monetize your market insights immediately


Tesla Motor
246.84
2.11
3.38%
Open/Close
Mike Anderson
Mike Anderson
56
120
19.7
Mike Anderson
Mike Anderson

ON-DEMAND
InvestFeed is a social network that makes it easy to get paid for sharing stock tips with people. Set your own hours. Be your own boss. Get paid from subscribers. That simple!

TRANSPARENCY
Put your reputation on the line. Showcase your track record and current positions to build trust within the community.

ENGAGEMENT
Invest, interact, and network with an audience that matters.

EXPOSURE
Establish yourself within our community of active and aspiring finance professionals, corporations, and influencers from around the world.

RESPONSIBILITY
Compliance-friendly environment enables safer participation in social media.

Value to User

investFeed offers the simplest and most compelling way to discuss the markets

EASE OF USE	COMPLETE	TARGETED	CLEAN
Search by stock name, investing style, holding time-frame, and more	55% of small cap companies have no or virtually no meaningful analyst coverage[1], but these stocks have investors who have insights into them	Of 500M daily tweets, only 0.012% contain $ticker[2] of a company listed on NASDAQ or NYSE	Some of these stocks are abused by spammers

ACCURACY	TRANSPARENT	ACCOUNTABILITY	RESULTS
Twitter users confuse $tickers[2] (e.g. $HP instead of $HPQ to refer to Hewlett Packard	There is no way to verify if a Twitter user has a position in the stock they mention	Seeking Alpha contributors often have no positions in the stocks they discuss and no plans too	No financial news or social investing network discloses the performance of it's users

1. Source: SeekingAlpha.com
2. Called $cashtag on Twitter

Our Unfair Advantage

Imagine if you could verify the credibility of a stock post on Twitter, and duplicate the trades of successful investors? We built just that!

POST



Compose New Feed
Monetize Your Insights
$AAPL
Feed
Go Viral
Tom Perks
Impact
Community Moderation
Gauge Market Sentiment

PERFORMANCE



Track Performance
Tom Perks
Premium $10
Message
Network
Track Positions

Features

Market data, trading tools, and social networking features

MARKET DATA

- Stocks
- US equities
- ETFs
- Options
- Futures
- International equities
- Mutual funds
- FX
- Bitcoin

INVESTOR TOOLS

- On-demand Trade Alerts
- Portfolio Monitoring
- Point and Click Entry
- Real-Time Position View
- Advanced Charting
- Performance Stats
- Auto-Invest
- Auto-Trade
- Advanced Order Types
- Robo-Advisory
- Brokerage Integration

SOCIAL NETWORKING

- Live Streaming
- Open Microblogging
- Niche Networking
- Social Plugins
- Articles
- Videos
- Messaging
- Embed-In-Post
- Social Media Analytics
- Custom Disclaimers

MARKET SENTIMENT

- News Feed
- Trending Stocks
- Sentiment Tracker
- Position Tracking
- Sentiment Analysis
- Social Heat Map
- Market Simulator

Market Changes

Despite market conditions, the number of investors has grown 3% in the past year.[1]

- Self-directed segment is growing quicker than non-self directed investors from 2011 to 2015.[1]
- US spend on financial data and news totaled $12.13 bn in 2014, up 4.99% in 2014 from 2013.[1]
- Average cost for investor education tools; $111.[2]

1. Source: Burton Taylor
2. Source: LibraryJournal

Investors in the U.S.[3]



60
45
30
15
0
2010
2011
2012
2013
2014
2015
Traditional Investor
Active Investor

3. Source: Cegent (Investors in the U.S.)

investFeed

Social Media Informs & Shapes the Investing Process

Growing Adoption rates of social media as a tool for investor relations

40%* — Institutions globally expecting to increase their use of social media in the coming year

80%* — Institutional investors use social media as part of their work flow

33%* — Said information obtained on social media triggered a discussion with their investment consultant

37%* — Said they shared information from social media with decision-makers at their companies

48%* — Investors say that information from social media prompted them to do additional research on an industry issue or topic

30%* — Institutional investors say data consumed via social media has directly influenced an investment decision

* Source: Greenwich associates

Market Fit

investFeed


investFeed
TOP INVESTMENT STRATEGIES
Total Revenue
$3,750.00
Followers
142
Mark P. Parks
Matthew M. Weiss
Monica M. Byers
Nicholas P. Dendy
Nina T. Bridges
Rickey P. Slayton
Micheal L. Trumbauer



"Excellent platform for earning additional income stream and establishing your credibility as a trader. investFeed is the only social network where I can demonstrate my track record and verify who else is profitable."

Miguel Ferreira (Independent equities trader)



"As an active investor, I find it incredibly useful to gauge the market's sentiment of a stock on investFeed. The platform filters out the noise that you find on social media and allows you to monitor what other traders and investors really are buying and selling."

Jeff Dasilva (Goldman Sachs - Analyst)



"Social media can be helpful to generate investment ideas, but don't provide users enough data to judge the returns of other members. On investFeed, I have access to a vast amount of experience and I can verify the performance and open positions of anyone who shares an opinion about my investments."

Kenny Polcari (New York Stock Exchange Floor Trader)



"investFeed has made trading more fun and less isolating. I get lots of positive feedback from my premium subscribers saying that they've become better traders by using my premium services on investFeed. Professional community, lots of insightful content."

Alex Liauska (Investment Analyst at Barclays)

investFeed

Revenue Streams

1	**PHASE I**	• Free Offerings • Premium Subscriptions • Promoted Accounts • Advertising	As We Are Building Contributor + Consumer Audience
2	**PHASE II**	• Article Subscriptions • IR Solutions • Promoted Feeds • Promoted Stocks	500K Unique Visitors
3	**PHASE III**	• Big Data Revenue	1 Million Unique Visitors



Features that lead the industry

investFeed

	twitter	Seeking Alpha	StockTwits	eToro	covestor	investFeed
Market Data		✓	✓	✓	✓	✓
Performance Stats				✓	✓	✓
Monetization		✓		✓		✓
Crowdsourced	✓		✓			✓
Open Microblogging	✓		✓			✓
Mobile	✓	✓	✓			✓
Premium Feeds				✓		✓
Free Offerings	✓		✓	✓		✓
Easy to use	✓		✓			✓
	*Est. $100B Valuation	*Est. $500M Valuation	*Est. $50M Valuation	*Est. $200M Valuation	*Acq. by Interactive Brokers	

* Based on public information available

Competitive Advantage



Ronald Chernesky
Co-Founder, CEO

- FinTech entrepreneur with 10 years experience as an NYSE trader
- Head Business Development, World Trade Financial Group
- Grew firm from ground floor to over 250+ traders in NYC; opened 4 offices in the U.S.
- Trained and mentored over 100+ junior traders
- Founded Thinking Alpha, a contributor platform for investors and traders
- Co-founded darkpooltraders.com; self-funded, acq. within 6 months of initial launch



Andrew Freedman
Co-Founder, CTO

- Full Stack Engineer with 10 years experience in financial technology
- Sr. Web Developer, World Trade Financial Group
- Built social collaboration risk request software used by 5,000 traders in 20 countries
- Co-founded darkpooltraders.com (self-funded, acq. within 6 months of initial launch
- Created and developed top-rated Android app; 50,000 downloads under 6 months in 2011



Clayton Lambert
Web Developer

Full-Stack Developer and UI/UX Design

Blinn College, ComputerScience



Justin Jovanovic
Marketing

Social Media and User Support Management

Founder eTicketing, George Washington University



Jeff Dayton
Business Advisor

Founder & CEO, Alpha Funders. Venture advisor and angel. 4 successful exits.

Liberty University (Juris Doctorate, partial) B.S. Tennessee State (Technology and Accounting)



Srikant Krishna
Technical Advisor

Founder & CEO, Picofemto LLC, SVP BNY ConvergEx, VP Sanford C. Bernstein & Co.

B.S. John Hopkins (Biochemistry), M.S. Cornell (Biophysics), M.S. Columbia (Computer Science)

Milestones

investFeed


DISRUPTION BEGINS
3,000 BETA SIGNUPS
- PRIVATE BETA
- SEED $100K
- WEBSITE LAUNCH
- 7,000 BETA SIGNUPS
- SEED $150K
- 15K SIGNUPS
- IOS/ANDROID
- SEED ROUND
50K SIGN UPS
Q2- 2014
Q3 - 2014
Q1 - 2015
Q3 - 2015
Q3/Q4 - 2015
Q1 - 2016
Q4 - 2016
WE ARE HERE

Exit Strategy

investFeed will have multiple exit opportunities that will result in a high ROI


FINANCIAL MANAGEMENT
Betterment
wealthfront
PERSONAL CAPITAL
Goldman Sachs
charles SCHWAB
SIGFIG
motif
J.P.Morgan
RETAIL BROKERAGE
E*TRADE
TD Ameritrade
Interactive Brokers
Fidelity
TradeStation
Scottrade
robinhood
SOCIAL MEDIA
StockTwits
eToro
MARKET NEWS & DATA
YAHOO! FINANCE
THE WALL STREET JOURNAL
WSJ
Bloomberg
Seeking Alpha
MarketWatch
REUTERS
CNBC

Why back us?

1 The first social network for investors built on transparency that provides real incentives to share quality insights and optimizes the investing process.

2 An expanding and unsaturated marketplace with few comparable competitors and a tremendous growth potential

3 An experienced team united by a deep understanding of FinTech, a relentless drive, and the vision to make it happen!